FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Wins DeveloperWeek’s 2014 Top Innovator Award
for Mobile Development

PRESS RELEASE

Magic Software Wins DeveloperWeek’s
2014 Top Innovator Award for Mobile Development

Or Yehuda, Israel, February 6, 2014 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it received DeveloperWeek’s 2014 Top Innovator Award for Mobile Development for its Enterprise Mobility Solution.

The DeveloperWeek Innovator Awards recognize innovative technologies and products. Award winners were determined by a combination of peer voting and a review from an independent panel of judges.

Magic’s End-to-End Enterprise Mobility Solution provides a powerful, flexible multi-channel enterprise-grade solution that lets IT deliver mobile application projects quickly, securely and cost effectively. Magic’s holistic solution includes: Magic xpa Application Platform, Magic xpi Integration Platform, Magic MDM and Magic Mobility Professional Services. Including everything businesses need to create, integrate, deploy, manage and implement successful business apps, Magic’s solution enables businesses to benefit from fast time-to-market, a single skill set for all devices, and high return on investment.

Some of the endorsements Magic received during the peer voting period include:

“I have used Magic for years to write various business applications. Unlike other technologies, it is future-proof and the learning curve with every new version is less.” - Jayesh Bhagat, Owner, JayB Solutions Ltd., UK

“Magic has enabled me, a single developer, to provide systems to companies with sales of $1 million to $1 billion with features and ease of use that other large vendors can’t provide.” - Arch Lineberger, Partner, InControl Systems, USA

“For over 20 years, Magic Software has allowed us to deliver business applications under time and budget that could not be achieved with any other tool.” - Alejandro Poznansky, CEO, Generatica S.A., Argentina

“We’re thrilled with the votes of confidence we have received from DeveloperWeek and our existing customers and business partners. Magic’s end-to-end Enterprise Mobility Solution is quickly gaining traction, with 2013 customer announcements including Rummel Matratzen in Germany, Millenium MusicMedia in the US, Nictus Ltd. in South Africa and BNP Real Estate in France. We look forward to announcing many more deployments in 2014,” said Udi Ertel, President, Magic Software Enterprises Ltd.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.10 Magic Software Wins DeveloperWeek’s 2014 Top Innovator Award
       for Mobile Development

Exhibit 10.1